Exhibit 1

Navigator Holdings Ltd.

Preliminary Results for the Three and Nine Months Ended September 30, 2018

Highlights

•

Navigator Holdings Ltd. (the “Company”) reported operating revenue of $80.8 million for the three months ended September 30, 2018, an increase from $70.2 million for the three months ended September 30, 2017.

•

Net income was $0.6 million (earnings per share of $0.01) for the three months ended September 30, 2018, compared to a net loss of $1.1 million (loss per share of $0.02) for the three months ended September 30, 2017.

•	EBITDA[1] was $30.4 million for the three months ended September 30, 2018, an increase from $27.1 million for the three months ended September 2017.

•

During the three months ended September 30, 2018, the Company made an additional capital contribution of $15.0 million to our 50/50 joint venture (the “Export Terminal Joint Venture”) relating to the ethylene export marine terminal (the “Marine Export Terminal”), taking the total invested in the joint venture to date to $25.0 million. The Marine Export Terminal is expected to become operational in approximately one year.

•

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (approximately $72.0 million) with Norsk Tillitsmann ASA as the bond trustee. The net proceeds will be used to partially finance the Company’s portion of the capital cost of construction of the Marine Export Terminal.

•	Maintained strong fleet utilization of 87.5% for the three months ended September 30, 2018, up from 85.0% during the third quarter of 2017.

During the third quarter of 2018, we entered into two new time charters for niche LPG trade along the west coasts of South America and Africa, respectively. Additionally, we entered into a new charter for the transportation of two west coast Australia LPG cargoes to South East Asia. We also entered into a one-year renewal of the time charter with Algeria’s state oil company at an approximate 30% increase in charter hire compared to the expiring charter rate. We believe these additional time charter commitments indicate a firming in utilization in the near term, as the market tightens and sentiment improves.

Long haul spot activity across the petrochemical segment (butadiene, crude C4, raffinate and butene-1) continued into the third quarter, with cargoes emanating from North West Europe, the Eastern Mediterranean and from Brazil, into the U.S. Gulf markets with an increasing frequency. There were also long haul voyages to both the Middle East and to Far East Asia concluded from North Europe during this third quarter.

Long haul ethylene activity continued, though this was tempered by the shutdown for maintenance of the only existing U.S. export terminal at Targa, Houston, for the month of September 2018. This shortfall was taken up, however, by ethylene tons moving from North West Europe, the Mediterranean, the Red Sea and the Middle East. Petrochemical voyages achieved charter rates of up to approximately $22,000 per day during the third quarter, whereas rates for standard LPG transportation remained at approximately $15,000 per day. The majority of the assessed earnings estimates from third party brokers are improving across the entire gas carrier industry and the sentiment is positive going forward on the back of a reducing orderbook and incremental volume from infrastructure projects such as the Mariner East II pipeline system on the U.S. East Coast which is expected to become operational in December of this year followed by AltaGas Canada West Coast export terminal during the first quarter of 2019.

Reconciliation of Non-GAAP Financial Measures

The following table sets forth a reconciliation of net income to EBITDA for the three months ended September 30, 2017 and 2018:

	(in thousands)
	September 30, 2017	September 30, 2018
Net (loss)/income	$(1,093)	$623
Interest expense	9,426	11,014
Interest income	(139)	(202)
Income taxes	102	137
Depreciation and amortization	18,787	18,846

EBITDA	$27,083	$30,418

[1]

EBITDA is a non-GAAP financial measure. EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. Management believes that EBITDA is useful to investors in evaluating the operating performance of the Company. EBITDA does not represent and should not be considered as an alternative to any financial measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. See the table above for a reconciliation of EBITDA to net (loss) income, our most directly comparable financial measure calculated accordance with U.S. GAAP.

Conference Call Details:

On Tuesday, November 13, 2018, at 9:00 A.M. ET, the Company’s management team will host a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928 592 (Standard International Dial In). Please quote “Navigator” to the operator. There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.navigatorgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A telephonic replay of the conference call will be available until Tuesday, November 20, 2018, by dialing 1(866) 331-1332 (US Toll Free Dial In), 0(808) 238-0667 (UK Toll Free Dial In) or +44 (0) 3333 009 785 (Standard International Dial In). Access Code: 11870348#

Navigator Gas

Attention: Investor Relations Department

New York:	650 Madison Ave, 25th Floor, New York, NY 10022. Tel: +1 212 355 5893
London:	10 Bressenden Place, London, SW1E 5DH. Tel: +44 (0)20 7340 4850

About Us

Navigator Holdings Ltd. is the owner and operator of the world’s largest fleet of handysize liquefied gas carriers and a global leader in the seaborne transportation of petrochemical gases, such as ethylene and ethane, liquefied petroleum gas (“LPG”) and ammonia. Navigator’s fleet consists of 38 semi- or fully-refrigerated liquefied gas carriers, 14 of which are ethylene and ethane capable. The Company plays a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our depth of technical expertise and a modern versatile fleet.

FORWARD LOOKING STATEMENTS

Statements included in this press release concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this press release. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•

our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•

our ability to meet our expectations regarding the construction and financing of the Marine Export Terminal and our expectations regarding the financial success of the Marine Export Terminal and the Export Terminal Joint Venture; and

•	other factors detailed from time to time in other periodic reports we file with the Securities and Exchange Commission.

All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

Navigator Holdings Ltd.

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31, 2017	September 30, 2018
	(in thousands except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$50,458
Accounts receivable, net	14,889	13,800
Accrued income	15,791	6,817
Prepaid expenses and other current assets	11,340	16,302
Bunkers and lubricant oils	8,008	10,550

Total current assets	112,137	97,927
Non-current assets
Vessels in operation, net	1,740,139	1,688,011
Investment in equity accounted joint venture	—	25,994
Property, plant and equipment, net	1,611	1,363

Total non-current assets	1,741,750	1,715,368

Total assets	$1,853,887	$1,813,295

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$70,261
Accounts payable	8,071	7,258
Accrued expenses and other liabilities	12,478	16,669
Accrued interest	3,500	1,779
Deferred income	4,824	7,708

Total current liabilities	110,432	103,675

Non-current liabilities
Secured term loan facilities, net of current portion and deferred financing costs	681,658	651,918
Senior unsecured bond, net of deferred financing costs	98,584	98,925

Total non-current liabilities	780,242	750,843

Total liabilities	890,674	854,518
Commitments and contingencies
Stockholders’ equity
Common stock—$.01 par value; 400,000,000 shares authorized; 55,656,304 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	590,199
Accumulated other comprehensive loss	(277)	(286)
Retained earnings	373,499	368,307

Total stockholders’ equity	963,213	958,777

Total liabilities and stockholders’ equity	$1,853,887	$1,813,295

Navigator Holdings Ltd.

Condensed Consolidated Statements of Income

(Unaudited)

	Three months ended September 30, (in thousands except share data)		Nine months ended September 30, (in thousands except share data)
	2017	2018	2017	2018
Revenues
Operating revenue	$70,211	$80,843	$221,911	$231,813

Expenses
Brokerage commissions	1,191	1,434	4,105	3,793
Voyage expenses	12,246	17,251	40,761	46,158
Vessel operating expenses	25,106	26,873	74,012	79,624
Depreciation and amortization	18,787	18,846	54,725	57,256
General and administrative costs	3,932	4,176	10,262	12,225
Other corporate expenses	653	691	1,605	1,901

Total operating expenses	61,915	69,271	185,470	200,957

Operating income	8,296	11,572	36,441	30,856
Other income/(expense)
Interest expense	(9,426)	(11,014)	(27,724)	(32,891)
Write off of deferred financing costs	—	—	(1,281)	—
Write off of call premium and redemption charges on 9% unsecured bond	—	—	(3,517)	—
Interest income	139	202	371	561

(Loss)/income before income taxes	(991)	760	4,290	(1,474)
Income taxes	(102)	(137)	(391)	(366)

Net (loss)/income	$(1,093)	$623	$3,899	$(1,840)

(Loss)/Earnings per share:
Basic:	$(0.02)	$0.01	$0.07	$(0.03)
Diluted:	$(0.02)	$0.01	$0.07	$(0.03)

Weighted average number of shares outstanding:
Basic:	55,531,831	55,656,304	55,531,831	55,620,149
Diluted:	55,531,831	56,000,240	55,877,163	55,620,149

Navigator Holdings Ltd.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months ended September 30, 2017	Nine Months ended September 30, 2018
	(in thousands)	(in thousands)
Cash flows from operating activities
Net income/(loss)	$3,899	$(1,840)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	54,725	57,256
Payment of drydocking costs	(401)	(4,875)
Adjustment to equity for the adoption of the new revenue standard	—	(3,352)
Call option premium on redemption of 9.00% unsecured bond	2,500	—
Prior year expenses recovered in insurance claim	(504)	(776)
Amortization of share-based compensation	1,117	765
Amortization of deferred financing costs	3,107	1,692
Unrealized foreign exchange	243	39
Changes in operating assets and liabilities
Accounts receivable	(10,090)	1,089
Bunkers and lubricant oils	(570)	(2,542)
Prepaid expenses and other current assets	(125)	3,777
Accounts payable, accrued interest and other liabilities	(1,946)	4,541

Net cash provided by operating activities	51,955	55,774

Cash flows from investing activities
Payment to acquire vessels	(1,112)	69
Investment in equity accounted joint venture	—	(25,994)
Payment for vessels under construction	(124,149)	—
Purchase of other property, plant and equipment	(1,623)	(120)
Receipt of shipyard penalty payments	280	—
Insurance recoveries	990	1,010
Placement of short term investment	(25,000)	—

Net cash used in investing activities	(150,614)	(25,035)

Cash flows from financing activities
Proceeds from secured term loan facilities	333,983	21,900
Issuance of 7.75% senior unsecured bonds	100,000	—
Repayment of 9.00% senior unsecured bonds	(127,500)	—
Issuance costs of 7.75% senior unsecured bonds	(1,819)	—
Direct financing costs of senior term loan facilities	(2,054)	—
Repayment of secured term loan facilities	(226,085)	(64,290)

Net cash provided by/(used in) financing activities	76,525	(42,390)

Net decrease in cash and cash equivalents	(22,134)	(11,651)
Cash and cash equivalents at beginning of period	57,272	62,109

Cash and cash equivalents at end of period	$35,138	$50,458

Supplemental Information
Total interest paid during the period, net of amounts capitalized	$22,108	$33,438

Total tax paid during the period	$428	$107